May 6, 1998



VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Firstar Funds, Inc. File Nos. 33-18255/811-5380

Ladies and Gentlemen:

Transmitted herewith for filing pursuant to Rule 18f-1 of the Investment Company Act of 1940, as amended, is a Form N-18f-1 with respect to Firstar Funds, Inc.

Please call the undersigned at (215) 988-2447 with any questions regarding this filing.

Sincerely,


/s/Daniel J. Igo
Daniel J. Igo
Fund Production Specialist




Enclosures
cc: Joan O. Swirsky, Esq.
    Kate Williams, Esq.



Form N-18f-1


SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

FIRSTAR FUNDS, INC.


Exact Name of Registrant

INSTRUCTIONS FOR FORM N-18F-1



Read instructions carefully before preparing this notification. It will not be deemed acceptable unless it is prepared, executed and filed substantially in accordance with these instructions.

(a)This form shall be used as the notification of election filed with Commission pursuant to Rule 18f-1 under the Investment Company of 1940.

(b)Signature

An original and three copies of each notification of election shall be filed.

The three copies of the notification may have facsimile or type signatures.

(c)Filing

The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

(d)Fee

There is no fee charged for filing the notification.

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to paying in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Milwaukee and the state of Wisconsin on the 28th day of April , 1998.

Signature /s/FIRSTAR FUNDS, INC.

(Name of Registrant)

By /s/Mary Ellen Stanek

(Name of director, trustee or officer signing on behalf of Registrant)

President, Firstar Investment
Research and Management Company
(Title)



Attest:/s/W. Bruce McConnel, III

SECRETARY, FIRSTAR FUNDS, INC.
                (Title)